Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 333-69234

PRESS RELEASE

Institutional Shareholder Services Recommends Be Incorporated Stockholders Vote FOR Proposals Seeking Approval of Sale of Assets and Dissolution

MENLO PARK, CA (November 1, 2001) - Be Incorporated (NASDAQ: BEOS) today announced that Institutional Shareholder Services (ISS), the nation's leading institutional shareholder advisory firm, has recommended that stockholders vote FOR the proposals that will be considered at Be's special meeting of stockholders on November 12, 2001 seeking approval of (1) the sale of substantially all of Be's intellectual property and other technology assets to ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm, Inc., and (2) the subsequent dissolution of Be pursuant to a plan of dissolution. Institutional Shareholder Services, based in Bethesda, MD, is an independent advisor to several hundred institutional investors and provides voting recommendations for proxy contests, corporate governance proposals and other shareholder-related issues.

Jean-Louis Gassee, Chairman of the Board, President and Chief Executive Officer of Be Incorporated, said, "We are very pleased with the ISS recommendation. They have a strong reputation for advocacy of shareholder interests. We strongly urge shareholders to follow ISS's recommendation and to sign, date and return their proxy cards by mail, by phone or over the internet, with a vote FOR the proposals seeking approval of our asset sale transaction with Palm and the subsequent dissolution of Be in accordance with our plan of dissolution."

Be's board of directors has recommended that Be's stockholders vote FOR each of the proposals. Both proposals must be approved by a majority of the outstanding shares of common stock. The failure of stockholders to return their proxy cards or to vote via phone or the internet before November 12, 2001 will have the same effect as voting AGAINST the asset sale and the dissolution. If either the asset sale or the dissolution is not approved, it is likely that Be will file for, or will be forced to resort to, bankruptcy protection.

Stockholders of Be Incorporated are urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission ("SEC") by Be Incorporated and Palm, Inc. because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number: Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: 650-462-4100. Investors should read the proxy statement/prospectus carefully before making a decision concerning the proposals described above. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with such matters. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.


For more information contact:
Be Incorporated
Guillaume Perrotin,
Corporate Controller
650/462-4100
investors@be.com